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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              FORELAND CORPORATION
                             ----------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                  345458301
                               --------------
                               (CUSIP Number)

                             Russell J. Bruemmer
                         Wilmer, Cutler & Pickering
                             2445 M Street, N.W.
                           Washington, D.C. 20037
                               (202) 663-6000
                             ------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               January 6, 1998
                               ---------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 10 Pages

                                SCHEDULE 13D

------------------------------                    -----------------------------
CUSIP NO.  345458301                                     PAGE 2 OF 10 PAGES
          -----------
------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Income Fund, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7           SOLE VOTING POWER
                               0

   NUMBER OF       -------------------------------------------------------------
     SHARES        8           SHARED VOTING POWER
  BENEFICIALLY                 1,000,000
    OWNED BY
      EACH        --------------------------------------------------------------
   REPORTING       9           SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                  --------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                               1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*         [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


------------------------------------                ----------------------------
CUSIP NO. 345458301                                        PAGE 3 OF 10 PAGES
          ------------------------
------------------------------------                ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EIF General Partner, L.L.C.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [  ]
                                                                       (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                    7          SOLE VOTING POWER
                               0

   NUMBER OF       -------------------------------------------------------------
     SHARES         8          SHARED VOTING POWER
  BENEFICIALLY                 1,000,000
    OWNED BY
      EACH         -------------------------------------------------------------
   REPORTING        9          SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                   -------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER
                               1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*         [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

------------------------------------                ----------------------------
CUSIP NO. 345458301                                     PAGE 4 OF 10 PAGES
          ------------------------
------------------------------------                ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert D. Gershen

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                 0

       NUMBER OF        --------------------------------------------------------
        SHARES           8       SHARED VOTING POWER
     BENEFICIALLY                1,000,000
       OWNED BY
         EACH           --------------------------------------------------------
      REPORTING          9       SOLE DISPOSITIVE POWER
        PERSON                   0
         WITH
                        --------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*         [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

------------------------------------                ----------------------------
CUSIP NO. 345458301                                        PAGE 5 OF 10 PAGES
          ------------------------
------------------------------------                ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George W. Siguler

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [  ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
                            0

   NUMBER OF        ------------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
 BENEFICIALLY               1,000,000
   OWNED BY
     EACH           ------------------------------------------------------------
   REPORTING        9       SOLE DISPOSITIVE POWER
    PERSON                  0
     WITH
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            1,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*         [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                     PAGE 6 OF 10 PAGES



           This Schedule 13D is filed by and on behalf of Energy Income Fund, L.P. ("EIF"), EIF General Partner, L.L.C. ("EIF General Partner"), Robert D. Gershen ("Gershen"), and George W. Siguler ("Siguler") (collectively, the "Reporting Persons"). As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D as a result of the acquisition of warrants to purchase common stock, $.01 par value ("Common Stock"), of Foreland Corporation (the "Issuer") equal to approximately 10.3% of the Common Stock of the Issuer.

ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the Common Stock of the Issuer whose principal executive offices are located at 12596 West Bayaud Avenue, Suite 300, Lakewood, Colorado 80228-2019.

ITEM 2.    IDENTITY AND BACKGROUND.

           The following table sets forth, as applicable, the name, address, employment and citizenship or state of organization of each of the Reporting Persons and persons for whom information is required by Instruction C:

                                                                                                              Citizenship or
                                                                                                              State of
Name                                  Address                                    Employment                   Organization
----                                  -------                                    ----------                   ------------
Energy Income Fund, L.P.              136 Dwight Road                            Not applicable               Delaware
("EIF")                               Longmeadow, Massachusetts 01106

EIF General Partner,                  136 Dwight Road                            Not applicable               Delaware
L.L.C. ("EIF General                  Longmeadow, Massachusetts 01106
Partner")

R. D. Gershen and                     136 Dwight Road                            Not applicable               Delaware
Company ("R. D.                       Longmeadow, Massachusetts 01106
Gershen")

Associated Energy                     136 Dwight Road                            Not applicable               Delaware
Managers, Inc. ("AEM")                Longmeadow, Massachusetts 01106

Siguler Guff & Company,               Rockefeller Center                         Not applicable               Delaware
L.L.C. ("Siguler Guff")               International Building
                                      630 Fifth Avenue, 16th Floor
                                      New York, New York  10111

Robert D. Gershen                     Energy Income Fund, L.P.                   A Managing                   United States
("Gershen")                           136 Dwight Road                            Director of EIF
                                      Longmeadow, Massachusetts 01106            General Partner and
                                                                                 President of AEM

George W. Siguler                     Siguler Guff & Company, L.L.C.             A Managing                   United States
("Siguler")                           Rockefeller Center                         Director of EIF
                                      International Building                     General Partner and
                                      630 Fifth Avenue, 16th Floor               a Managing Director of
                                      New York, New York  10111                  Siguler Guff

           EIF is an investment fund engaged exclusively in making reserve backed energy loans and investing in related securities of small independent oil and gas producers. EIF General Partner is the general partner of EIF and its principal business is serving as the general partner of EIF. Siguler Guff and R. D. Gershen are the members of EIF General Partner and have designated Messrs. Siguler and Gershen, respectively, as managing directors of EIF General Partner. The management of the business of EIF General Partner is vested exclusively

SCHEDULE 13D (CONTINUED)                                    PAGE 7 OF 10 PAGES



with the managing directors. Siguler Guff is a diversified private equity investment management firm. R. D. Gershen is in the principal business of holding investments for the benefit of Mr. Gershen and his family. Pursuant to a management agreement with EIF, AEM has responsibility for the origination and servicing of investments for EIF. AEM is a registered investment advisor. Mr. Gershen is the President and controlling shareholder of AEM and R. D. Gershen. Mr. Siguler is a managing director of Siguler Guff.

           During the last five years none of the Reporting Persons or the persons for whom information is required by Instruction C (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           EIF acquired warrants for the purchase of Common Stock of the Issuer as additional consideration in connection with debt financing provided to the Issuer. The source of funds for such debt financing was capital contributed by EIF's investors.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Persons are filing this Schedule 13D as the result of the acquisition by EIF of warrants to purchase 1,000,000 shares of Common Stock of the Issuer pursuant to a loan agreement entered into on January 6, 1998 (the "1998 Transaction"). EIF acquired these equity securities as a result of debt financing provided to Issuer by EIF. EIF has acquired such securities solely for investment purposes. As the result of the 1998 Transaction, EIF is deemed to beneficially own 10.3% of the Common Stock of Issuer.

           Pursuant to the terms of the 1998 Transaction, Mr. Gershen was appointed to the Board of Directors of Issuer, effective January 9, 1998. Mr. Gershen is a Managing Director of EIF General Partner and is the president and controlling shareholder of AEM and R. D. Gershen.

           The Reporting Persons have no plans or proposals relating to the Issuer. EIF has registration rights regarding the shares of the Common Stock issuable pursuant to its warrants. The Reporting Persons may sell some or all of the shares of Common Stock issuable pursuant to the warrants in privately negotiated transactions, on the market or otherwise. The Reporting Persons do not have any current plans to acquire additional shares of Common Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) EIF directly holds warrants for the right to acquire 1,000,000 shares of Common Stock. The Reporting Persons are deemed to beneficially own an aggregate of 1,000,000 shares of Common Stock, constituting 10.3% of the shares outstanding.

           (b) The Reporting Persons share dispositive power over the warrants for the purchase of 1,000,000 shares of Common Stock. As and when the warrants are exercised for Common Stock, the Reporting Persons will share voting and dispositive power of the shares of Common Stock acquired upon exercise.

           (c) There have been no transactions of shares of Common Stock effected during the past sixty days.

           (d)   Not applicable.

           (e)   Not applicable.

SCHEDULE 13D (CONTINUED)                                     PAGE 8 OF 10 PAGES



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit A is a written agreement relating to the filing of joint statement as required by Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998

                                   ENERGY INCOME FUND, L.P.

                                   By:  EIF General Partner, L.L.C.

                                        By:    /s/ Robert D. Gershen
                                           -----------------------------
                                               Robert D. Gershen
                                               Managing Director



                                   EIF GENERAL PARTNER, L.L.C.

                                   By:    /s/ Robert D. Gershen
                                      -----------------------------
                                          Robert D. Gershen
                                          Managing Director



                                       /s/ Robert D. Gershen
                                   --------------------------------
                                   Robert D. Gershen



                                      /s/ George W. Siguler
                                   --------------------------------
                                   George W. Siguler

SCHEDULE 13D (CONTINUED)                                   PAGE 9 OF 10 PAGES



                                    EXHIBIT INDEX
                                    -------------
Exhibit A          Joint Filing Agreement, dated as of January 15,
                   1998, by and among EIF, EIF General Partner,
                   Gershen and Siguler